SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                     Report

                          for the month of January 2004

                                  -------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name Into English)

                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X]     Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes      [ ]     No        [X]

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated January 21, 2004, regarding its declaration of a cash dividend and its financial results for the year ended December 31, 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    JINPAN INTERNATIONAL LIMITED
                                    (Registrant)

                                    By: /s/ Jing Yuqing
                                       --------------------------------
                                       Name: Jing Yuqing
                                       Title: Secretary

Dated: January 26, 2004

                                  EXHIBIT INDEX

EXHIBIT NUMBER                     DESCRIPTION                       PAGE NUMBER
--------------                     -----------                       -----------

     1               Press release dated January 21, 2004

                                    EXHIBIT 1

JANUARY 21, 2004
ENGLEWOOD CLIFFS, NEW JERSEY
Company Contact: Mr. Mark Du
Telephone: (201) 227-0680

Jinpan International Limited (AMEX SYMBOL 'JST') ANNOUNCES TWO-FOR-ONE STOCK
SPLIT

ENGLEWOOD CLIFFS, NJ-JANUARY 21, 2004- JINPAN INTERNATIONAL LIMITED
(JST) The Board of Directors (the "Board") of Jinpan International Limited (the "Company") declared a two-for-one stock split to be effective February 6, 2004. The stock split will be applicable to all shareholders of record as of January 30, 2004. The Company also announced today that it expects to exceed its estimates for year end sales growth and profitability in 2003. While the Company's sales growth is expected to be 21% for the year 2003, its increase in net profit when compared to the prior year is now estimated to be above the 12% estimate released during October of last year.

As the premier manufacturer of cast coil transformers in China, we plan to become a more global company by gaining market shares in the other regions of the world. In addition, we are looking for areas to provide a more complete package to our customers. We look forward to realizing our goals and to continue delivering the greatest value to our customers.